Exhibit (a)(1)(RR)

Carl C. Icahn Issues Open Letter to

Stockholders of Southwest Gas

Sunny Isles Beach, Florida, May 6, 2022 — Today, Carl C. Icahn released the following open letter to the stockholders of Southwest Gas Holdings, Inc. (NYSE: SWX).

Investor Contacts:

Harkins Kovler, LLC

Peter Harkins / Jordan Kovler

(212) 468-5390 / (212) 468-5384

pharkins@harkinskovler.com / jkovler@harkinskovler.com

CARL C. ICAHN

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

May 6, 2022

Dear Fellow SWX Stockholders:

We would like to thank all of the stockholders that supported us, as well as ISS and Glass Lewis for their observations and conclusions. Today we are announcing a settlement with SWX that will provide us with up to four board seats and various governance protections.

As activists over the last three decades, we have rarely found it necessary to replace the CEOs of companies we have been involved with. But in the rare instances that we moved to replace CEOs, it has almost always greatly enhanced value for ALL stockholders. In the case of SWX, we would not have entered into any compromise without having John Hester’s retirement being a part of it. This is true for the following reasons:

1. As both ISS and Glass Lewis have pointed out, Hester has done a very inept job in running this company; but more importantly, we believe that Hester’s agenda was not to enhance value for stockholders, but rather to empire build.

2. We, along with many other stockholders, believe that the best alternative for SWX is to enter a strategic alternatives process though, even under the best of circumstances, we would expect it to take a year and a half to two years to complete due to regulatory approvals. As a result of the compromise that we and the company have entered into today (which removes the major impediments to consummating a transaction), we believe that, while it will still take a while, the complicated process of selling SWX will eventually be successful and greatly enhance stockholder value.

We again thank all those that have supported us and look forward to working together with the newly-reconstituted board in what we believe will yield a good outcome for ALL stockholders.

Sincerely yours,

Carl C. Icahn